April 28, 2011

Mr. Larry Spirgel
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:	Sebring Software, Inc.
Form 8-K/A-
Filed January 31, 2011
File No. 000-53785

Dear Mr. Spirgel:

Thank you for your comments dated February 16, 2001 in respect to that certain Information Statement filed with the Commission on Form 8-K/A with respect to Sebring Software, Inc..

We enclose herewith a redlined copy of our amended Form 8-K/A for your reference.

For your convenience, the text of the Staff's comments has been included in this letter and the numbers below correspond to the numbered paragraphs in the comment letter.  For clarity, the Staff’s comments are in italics.

The following are our detailed responses to your comments.

General

1.
It appears that the Form 8-K omits several Form 10 disclosure items.  For example, we note that you have not provided disclosure under Items 201, 202, 701 and 702 of Regulation S-K.  These are just examples.  Pleaes refer to Form 10 and amend your report to include all required information.

RESPONSE:

We have revised our amended 8-K/A to provide the additional disclosures required by Form 10.

Item 1.01 – Entry into a Material Definitive Agreement, page 2

2.
Please provide disclosure with respect to all material relationships that existed between the Sumotext and its affiliates, on the one hand, and Sebring Software and its affiliates on the other hand, prior to the time of the Exchange and Reorganization Agreement.  Refer to Item 2.0(c) and (d) of Form 8-K.  If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction in this particular structure.  Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits the received for their roles.  Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

RESPONSE:

There were no previous relationships between Sebring Software, LLC and Sumotext Incorporated.  In April of 2007, Sebring LLC engaged Galileo Asset Management, SA (“Galileo”) to act as an investment advisor to Sebring LLC.  As a part of Galileo’s engagement, Galileo advised Sebring on strategies to meet the Company’s working capital and capital resource needs and the formulation of the terms and structure of reasonable proposed business combination transactions involving the Company.  During the term of Galileo’s engagement, it was determined that Sebring LLC should seek to be acquired by a public company in order to assist Sebring LLC in gaining wider recognition and accessing investments necessary to fulfill contracts with potential customers.  In July of 2010, Galileo introduced Sebring LLC to New World Merchant Partners (“New World”) and Abraxis Financial (“Abraxis”).

On August 1, 2010, Sebring LLC entered into an agreement with Abraxis whereby Abraxis would seek to introduce companies to Sebring LLC that were looking to enter into business combinations with operating companies.  In consideration of Abraxis’ services, Abraxis was entitled to receive cash compensation equal to the portion of the purchase price in excess of the amount payable to the seller or sellers of the controlling position of the introduced entity, which, in this case, totaled $100,000.  On August 1, 2010, Sebring LLC also entered into a letter agreement with New World whereby New World agreed to provide financial and strategic advisor services to Sebring LLC in connection with the execution of a proposed merger of Sebring LLC with a publicly-traded corporation. In consideration of the services provided by New World, New World was entitled to receive, at or prior to the closing of the transaction, shares equaling 1.5% of the outstanding common stock of the surviving company immediately following the transaction and 300,000 shares of common stock of the surviving company, in each case without restriction as to resale under applicable securities laws.  In addition, Sebring LLC agreed to reimburse New World for expenses incurred in connection with its retention under the letter agreement.  The structure of the transaction was devised by New World in accordance with the terms of their engagement letter, and Sebring Software, LLC accepted the counsel of New World.

The forgoing disclosure has been added to the revised 8-K/A.

Item 2.01 – Completion or Acquisition or Disposition of Assets, page 2

Company Overview, page 3

3.
Please provide a more thorough explanation of the nature of Sebring’s activities since its founding in 2006.  Also clarify the nature of Sebring’s current activities, considering that it does not yet have a license to sell eCenter.  Explain why you do not consider Sebring a shell company.

RESPONSE:

A more thorough explanation of the nature of Sebring’s activities since its founding in 2006 has been added to the revised 8-K/A.  eCenter’s founder, a German citizen, was one of the original founders of Sebring Software, LLC and, therefore, had an economic interest in seeing Sebring succeed in the U.S. markets.  Due to international tax implications and unfamiliarity with U.S. public markets, that founder decided to withdraw as a member and/or shareholder of Sebring Software, LLC and maintain his economic interest through a license with Sebring Software, Inc.   Since its inception, Sebring Software, LLC’s engineers have focused on making adaptations to the eCenter product for U.S. markets.   Sebring Software, LLC’s managers have travelled extensively to (i) learn the product from eCenter’s creator and (ii) engage in negotiations with potential partners in North and South America.  Companies such as Hewlett Packard have expressed interest in licensing eCenter with the Sebring Software, Inc. adaptations pending Sebring Software, Inc.’s ability to obtain funding and develop capacity for such companies’ demand requirements.

4.
Please provide more information about the products you intend to market and sell.  For example, clarify whether eCenter will be your only or primary product.  Explain whether the company develops its own products or applications.  We note several references to “Adaptors” developed by Sebring.

RESPONSE:

We have provided additional product information in our revised 8-K/A.

5.
Please revise or provide further disclosure to support your statement that eCenter is “an ideal solution for its unsurpassed scope, universal compatibility, flexible user interface and the smooth integration and improved mobilization of software assets that it delivers.”  Your current disclosure does not appear to adequately explain how eCenter will do all these things.

RESPONSE:

We have revised the disclosure and provided the requested information in our revised 8-K/A.

6.	Explain the terms of your agreement with ECS, including the obligation to pay 50% of all revenues generated from the sale of eCenter to ECS.

RESPONSE:

An explanation of the terms of the ECS license has been added to our revised 8-K/A.

The Industry, page 3

7.	Please provide us with support for the industry and market data disclosed in this section and tell us whether the cited reports are publicly available.

RESPONSE:

We have provided citations to the industry and market data disclosed in that section and revised the disclosure where we do not believe the information is publicly available.

Customers, page 4

8.	Please provide more information about how you intend to market and sell your products given your limited number of employees.

RESPONSE:

We have provided the requested information in our revised 8-K/A

Strategy, page 5

9.
We note that the product will be ready to go upon payment of the license fee and Sebring will be able to enter the market in a short timeframe.  Please provide more specific information about this anticipated timeframe.  Also explain how you will “leverage[e] reference projects,” “fast [establish] a marketing group,” and “have access to several synergistic markets.”

RESPONSE:

We have provided the requested information in our revised 8-K/A.

10.
Please clarify whether the company’s solutions are well-known or whether eCenter is well-known.  Also provide support for the basis of your statements that the products are well-known by Gartner Group and CIMData.

RESPONSE:

We have revised the disclosure in our revised 8-K/A to clarify the information regarding Gartner Group and CIMData.

Suppliers, page 5

11.	Please discuss your strategic alliances with third parties. Also clarify that you are dependent on a license from a third party.

RESPONSE

We have provided the requested discussion and clarification in our revised 8-K/A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6

Results of Operations, page 7

12.	Please provide additional detail about each material category of expenses in recent periods and the sub-components of those categories.

RESPONSE:

We have provided the requested details regarding our expenses in our revised 8-K/A.

Liquidity and Capital Resources, page 8

13.
Please include in your amended report updated disclosure regarding the status of the Enerizon Partners proposed investment and the additional $6 million investment currently being discussed.  Also provide more information about how you plan to use these funds.  If you do not receive these financings, explain why they were not received within the contemplated time periods.

RESPONSE:

We have included an updated disclosure regarding the status of the Enerizon Partners investment, how we plan to use the funds and why they were not received within the contemplated time periods on page 10 in our revised 8-K/A.

Debt and Contractual Obligations, page 8

14.	Disclose how much of the outstanding $3,462,637 is currently in default and due and payable.

RESPONSE:

We have provided the requested disclosure on page 10 in our revised 8-K/A.  We used the amount that was due and payable as of March 1, 2011 as at this date, a large portion of the convertible notes became due.

Risk Factors, page 9

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 26

15.
Please tell us how you considered the “Collateral Shares” for purposes of the ownership table.  If they are not included for either the Sebring Members or Diecon AG, include footnote disclosure regarding how these shares would change ownership levels.

RESPONSE:

The Collateral Shares were included in the shares held by Thor Nor, LLC and Lester Petracca.  The Collateral Shares are no longer subject to a security interest held by Diecon AC and are beneficially owned by the remaining members of Sebring Software, LLC.

Executive Officers and Directors, page 27

16.
In Note 7 to your audited financial statements, we note your reference to employment agreements with three key members of management.  Please provide the disclosure required by Item 401 of Regulation S-K for the other two members of management.

RESPONSE:

We have provided the required disclosure on pages 30 and 31 in our revised 8-K/A.

Executive Compensation, page 27

17.
Please update your disclosure to include 2010 compensation.  If you do not include disclosure for officers other than your CEO, confirm that no such officers had total compensation greater than $100,000 in 2010.

RESPONSE:

We have updated our disclosure to include 2010 compensation.  None of the officers other than Leif Andersen had total compensation greater than $100,000 in 2010.

Agreements with Executive Officers, page 28

18.	Disclose the terms of your agreement with your CEO and also disclose the terms of your agreements with the other members of management.

RESPONSE:

We have provided the requested disclosure in our revised 8-K/A under section 5.02.

Certain Relationships and Related Transactions, page 28

19.
There appear to be numerous transactions and relationships between Sebring and related persons that should be disclosed here.  We note financing arrangements between the company and management, compensation arrangements between the company and management, financing agreements between the company and significant shareholders, and transactions related to the Exchange Agreement.  These are merely examples.  Refer to Item 404(d) of Regulation S-K and provide all required disclosure.

RESPONSE:

We have updated the required disclosure in our revised 8-K/A.

Item 2.03 – Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant, page 28

20.	Please provide additional disclosure regarding the company’s relationship with Diecon AG and the reasons for the transactions disclosed here.

RESPONSE:

We have provided the requested disclosure on page 35 in our revised 8-K/A.

Item 5.03 – Amendment to Articles of Incorporation or Bylaws, page 31
Item 5.07 – Submission of Matters to a Vote of Security Holders, page 31

21.
It appears that the action described here was taken without providing an information statement to security holders or filing such an information statement with the Commission.  Please explain.  Refer to Rules 14c-2 and 14c-5 under the Exchange Act.

RESPONSE:

The Company overlooked its obligation to file a 14C in connection with the shareholder action and plans to file a PRE 14C regarding the action taken, shortly.

Item 9.01 – Financial Statements and Exhibits, page 31

22.
We note that several material agreements are described in your report but are not included as exhibits.  For example, we note your employment agreements with members of management aside from your CEO, your property lease, agreements with service providers related to the exchange transaction, and your agreement with Swiss Corporation.  Please file these agreements or explain to us why you do not believe they are required to be filed pursuant to Item 601 of Regulation S-K.

RESPONSE:

We have filed copies of the requested documents our cited references to other filings in our revised 8-K/A.

Each of the filing persons acknowledges that they are responsible for the adequacy and accuracy of the disclosures in the Form 8-K/A filed with the SEC, Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our counsel, Lisa Demmons, at Vincent & Rees at (801) 303-5737 with any questions or concerns.

[SIGNATURE PAGE FOLLOWS]

Sincerely,

SEBRING SOFTWARE, INC.

By: /s/ Leif Andersen
Name:  Leif Andersen
Title:    President